National Health Investors, Inc.
Quarterly Reconciliation of Net Income to Normalized FFO and Normalized FAD

	Three months ended				Twelve months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	December 31, 2009
Net income	$ 15,049	$ 15,415	$ 17,474	$ 16,291	$ 64,229
Real estate depreciation in continuing operations	1,681	1,663	1,974	2,055	7,373
Real estate depreciation in discontinued operations	248	248	248	248	992
Funds from operations	$ 16,978	$ 17,326	$ 19,696	18,594	72,594
Collection of past due rent and interest amounts	-	-	(2,654)	-	(2,654)
(Gains, recoveries) and losses on marketable securities	23	(141)	(341)	(1,944)	(2,403)
Asset write-downs and (recoveries of previous writedowns)	(1,077)	-	-	-	(1,077)
Recognition of deferred credits	-	(1,493)	-	-	(1,493)
Settlement payment on terminated lease	(642)	-	-	-	(642)
Other one time items	(184)	-	200	-	16
Normalized FFO	$ 15,098	$ 15,692	$ 16,901	$ 16,650	$ 64,341
FFO per share:					
Basic	$ 0.62	$ 0.63	$ 0.71	$ 0.67	$ 2.63
Diluted	$ 0.62	$ 0.63	$ 0.71	$ 0.67	$ 2.63
Normalized FFO per share:					
Basic	$ 0.55	$ 0.57	$ 0.61	$ 0.60	$ 2.33
Diluted	$ 0.55	$ 0.57	$ 0.61	$ 0.60	$ 2.33
Net income	$ 15,049	$ 15,415	$ 17,474	$ 16,291	$ 64,229
Real estate depreciation in continuing operations	1,681	1,663	1,974	2,055	7,373
Real estate depreciation in discontinued operations	248	248	248	248	992
Straight-line lease revenue, net	(57)	(48)	(182)	(340)	(627)
Non-cash stock based compensation	625	76	75	77	853
Funds available for distribution	$ 17,546	$ 17,354	$ 19,589	$ 18,331	$ 72,820
Collection of past due rent and interest amounts	-	-	(2,654)	-	(2,654)
(Gains, recoveries) and losses on marketable securities	23	(141)	(341)	(1,944)	(2,403)
Asset write-downs and (recoveries of previous writedowns)	(1,077)	-	-	-	(1,077)
Recognition of deferred credits	-	(1,493)	-	-	(1,493)
Settlement payment on terminated lease	(642)	-	-	-	(642)
Other one time items	(184)	-	200	-	16
Normalized FAD	$ 15,666	$ 15,720	$ 16,794	$ 16,387	$ 64,567
FAD per share:					
Basic	$ 0.64	$ 0.63	$ 0.71	$ 0.66	$ 2.64
Diluted	$ 0.64	$ 0.63	$ 0.71	$ 0.66	$ 2.64
Normalized FAD per share:					
Basic	$ 0.57	$ 0.57	$ 0.61	$ 0.59	$ 2.34
Diluted	$ 0.57	$ 0.57	$ 0.61	$ 0.59	$ 2.34
Weighted average common shares outstanding					
Basic	27,574,544	27,578,000	27,589,161	27,603,646	27,586,338
Diluted	27,582,228	27,592,050	27,642,237	27,656,684	27,618,300